Dreyfus Premier New Jersey Municipal Bond Fund, Inc.
Statement of Investments   September 30, 2004 (Unaudited)

Long-Term Municipal Investments--94.0%

	Principal Amount ($)	Value ($)
New Jersey--87.3%		
Atlantic County Utilities Authority,		
Solid Waste System Revenue:		
7%, 3/1/2008	4,450,000	4,446,840
7.125%, 3/1/2016	13,250,000	13,247,880
Bayshore Regional Sewer Authority, Sewer Revenue		
5.50%, 4/1/2012 (Insured; MBIA) (Prerefunded 4/1/2006)	2,000,000 a	2,148,640
Bordentown Sewer Authority, Revenue		
5.375%, 12/1/2020 (Insured; FGIC)	3,880,000	4,273,548
Burlington County Bridge Commission, Lease Revenue		
County Guaranteed (Government Leasing Project)		
5.25%, 8/15/2021	1,000,000	1,073,550
Carteret Board of Education, COP		
6%, 1/15/2024 (Insured, MBIA)	440,000	502,770
City of Camden		
Zero Coupon, 2/15/2012 (Insured; FSA)	4,385,000	3,326,812
Delaware River and Bay Authority, Revenue:		
5%, 1/1/2027 (Insured; MBIA)	3,220,000	3,330,865
5.75%, 1/1/2029 (Insured; AMBAC)	5,000,000	5,543,100
East Orange:		
Zero Coupon, 8/1/2010 (Insured; FSA)	4,240,000	3,476,079
Zero Coupon, 8/1/2011 (Insured; FSA)	2,500,000	1,950,625
East Orange Board of Education, COP, LR:		
Zero Coupon, 2/1/2021 (Insured; FSA)	1,060,000	491,925
Zero Coupon, 2/1/2026 (Insured; FSA)	945,000	328,444
Zero Coupon, 2/1/2028 (Insured; FSA)	2,345,000	731,804
Essex County Improvement Authority, Revenue		
Lease (County Correctional Facility Project)		
6%, 10/1/2025 (Insured; FGIC) (Prerefunded 10/1/2010)	10,000,000 a	11,663,700
Gloucester Township Municipal Utilities Authority, Sewer		
Revenue 5.65%, 3/1/2018 (Insured; AMBAC)	2,530,000	2,944,389
Hudson County, COP (Correctional Facilities)		
5%, 12/1/2021 (Insured; MBIA)	8,460,000	9,064,721
Jersey City:		
Zero Coupon, 5/15/2010 (Insured; FSA)	4,745,000	3,923,356
6%, 10/1/2008 (Insured; AMBAC)	2,490,000	2,818,481
Mercer County Improvement Authority, Revenue		
(County Courthouse Project) 5.75%, 11/1/2017	500,000	553,460

Middlesex County Improvement Authority, Revenue:		
Lease (Perth Amboy Municipal Complex Project):		
5.375%, 3/15/2020 (Insured; FGIC)	1,645,000	1,812,757
5.375%, 3/15/2021 (Insured; FGIC)	1,730,000	1,895,993
Utility System (Perth Amboy Project):		
Zero Coupon 9/1/2020 (Insured; AMBAC)	4,900,000	2,362,682
Zero Coupon 9/1/2022 (Insured; AMBAC)	5,000,000	2,142,750
New Brunswick Parking Authority, Guaranteed Parking		
Revenue 5%, 9/1/2024 (Insured; MBIA)	1,220,000	1,270,532
State of New Jersey:		
6%, 7/15/2010 (Insured; MBIA)	7,400,000	8,572,234
6%, 5/1/2016 (Prerefunded 5/1/2010)	3,695,000 a	4,282,098
New Jersey Building Authority,		
State Building Revenue:		
5.25%, 12/15/2020 (Insured; FSA)		
(Prerefunded 12/15/2012)	2,000,000 a	2,277,860
5%, 12/15/2021 (Insured; FSA)		
(Prerefunded 12/15/2012)	1,000,000 a	1,121,090
New Jersey Economic Development Authority, Revenue:		
(Department of Human Services):		
6.10%, 7/1/2017	4,200,000	4,684,764
6.25%, 7/1/2024	1,320,000	1,470,876
District Heating and Cooling		
(Trigen - Trenton District Energy Co. L.P. Project):		
6.10%, 12/1/2004	715,000	718,925
6.20%, 12/1/2007	2,725,000	2,785,686
Economic Development		
(Masonic Charity Foundation of New Jersey):		
5.875%, 6/1/2018	2,750,000	3,069,825
5.50%, 6/1/2021	1,920,000	2,080,570
6%, 6/1/2025	1,000,000	1,108,650
5.25%, 6/1/2032	600,000	624,894
First Mortgage (The Evergreens):		
6%, 10/1/2017	650,000	667,089
6%, 10/1/2022	700,000	709,786
Health, Hospital and Nursing Home		
(Hillcrest Health Service):		
Zero Coupon, 1/1/2012 (Insured; AMBAC)	1,000,000	759,720
Zero Coupon, 1/1/2013 (Insured; AMBAC)	1,000,000	720,310
Zero Coupon, 1/1/2015 (Insured; AMBAC)	3,250,000	2,104,245
Zero Coupon, 1/1/2017 (Insured; AMBAC)	5,000,000	2,910,650
Zero Coupon, 1/1/2018 (Insured; AMBAC)	2,500,000	1,374,525
Zero Coupon, 1/1/2020 (Insured; AMBAC)	6,500,000	3,178,825
Zero Coupon, 1/1/2022 (Insured; AMBAC)	6,000,000	2,604,900
Local or Guaranteed Housing,		
First Mortgage (Fellowship Village):		
5.50%, 1/1/2018	2,950,000	2,993,335
5.50%, 1/1/2025	3,000,000	2,926,410
(Morris Hall / Saint Lawrence Inc. Project)		
5.50%, 4/1/2027 (LOC; Wachovia Bank N.A.)		
(Prerefunded 4/1/2006)	3,000,000 a	3,221,550

Motor Vehicle Surcharge Revenue		
Zero Coupon, 7/1/2020 (Insured; MBIA)	3,750,000	1,791,450
Zero Coupon, 7/1/2021 (Insured; MBIA)	2,620,000	1,176,825
(School Facilities Construction)		
8.718%, 6/15/2018 (Insured; AMBAC)	5,000,000 b,c	6,037,750
State Lease (State Office Buildings Project):		
6%, 6/15/2014 (Insured; AMBAC)	2,425,000	2,787,198
6.125%, 6/15/2018 (Insured; AMBAC)	7,535,000	8,708,049
Waste Paper Recycling (Marcal Paper Mills Inc. Project):		
6.25%, 2/1/2009	6,605,000	6,620,390
8.50%, 2/1/2010	4,085,000	3,813,756
New Jersey Educational Facilities Authority, Revenue:		
(Farleigh Dickinson University) 6%, 7/1/2020	2,535,000	2,747,915
(Higher Education Capital Improvement Fund)		
5%, 9/1/2021 (Insured; FSA)	5,270,000	5,633,261
(Public Library Project)		
5%, 9/1/2022 (Insured; AMBAC)	5,500,000	5,780,390
(Rowan University):		
5.25%, 7/1/2015 (Insured; FGIC)	2,130,000	2,379,018
5.75%, 7/1/2030 (Insured; FGIC)	15,405,000	17,119,731
(Stevens Institute of Technology)	2,500,000	2,555,000
5.375, 7/1/2034		
(William Patterson University):		
5.125%, 7/1/2021 (Insured; FGIC)	2,430,000	2,629,430
5%, 7/1/2028 (Insured; FGIC)	2,000,000	2,065,020
New Jersey Environmental Infrastructure Trust		
5.25%, 9/1/2018	4,070,000	4,495,356
New Jersey Health Care Facilities Financing Authority,		
Health, Hospital and Nursing Home Revenue:		
(Atlantic City Medical Center):		
6%, 7/1/2012	3,000,000	3,395,280
6.25%, 7/1/2017	5,000,000	5,698,500
(Capital Health System Obligated Group):		
5.75%, 7/1/2023	3,000,000	3,164,190
5%, 7/1/2026	600,000	582,906
(General Hospital Center at Passaic)		
6.75%, 7/1/2019 (Insured; FSA)	550,000	705,419
(Raritan Bay Medical Center) 7.25%, 7/1/2014	3,010,000	3,134,614
(Saint Barnabas Health)		
Zero Coupon, 7/1/2023 (Insured; MBIA)	5,500,000	2,228,930
(Saint Elizabeth Hospital Obligated Group):		
6%, 7/1/2014	2,500,000	2,586,750
6%, 7/1/2020	3,120,000	3,176,971
New Jersey Higher Education Assistance Authority, Student		
Loan Revenue 6.125%, 6/1/2017 (Insured; MBIA)	475,000	486,291
New Jersey Highway Authority, Revenue (Garden State		
Parkway) 6%, 1/1/2019	6,645,000	7,997,856
New Jersey Housing and Mortgage Finance Agency, Revenue:		
Home Buyer		
5.75%, 4/1/2018 (Insured; MBIA)	1,650,000	1,732,549
Multi-Family Housing:		
5.70%, 5/1/2020 (Insured; FSA)	2,640,000	2,827,678
5.75%, 5/1/2025 (Insured; FSA)	895,000	942,883
5.65%, 5/1/2040 (Insured; AMBAC, Guaranteed; FHA)	5,250,000	5,536,020

New Jersey Transit Corp., Lease Purchase Agreement, COP:			
Federal Transit Administration Grants			
5.75%, 9/15/2014 (Insured; AMBAC)			
(Prerefunded 9/15/2010)		5,000,000 a	5,759,750
(Raymond Plaza East Inc.)			
6.50%, 10/1/2016 (Insured; FSA)			
(Prerefunded 4/1/2007)		3,945,000 a	4,413,271
New Jersey Transportation Trust Fund Authority			
(Transportation System):			
7%, 6/15/2012 (Insured; MBIA)		3,745,000	4,646,459
7%, 6/15/2012			
(Insured; MBIA) (Prerefunded 6/15/2012)		2,255,000 a	2,811,151
7.702%, 6/15/2014		12,750,000 b,c	15,527,715
5%, 6/15/2016 (Insured; FSA) (Prerefunded 6/15/2009)		10,610,000 a	11,707,392
10.666%, 12/15/2018		4,500,000 b	6,127,425
10.666%, 12/15/2019		4,000,000 b	5,446,600
New Jersey Turnpike Authority, Turnpike Revenue:			
6.50%, 1/1/2016 (Insured; FSA)		1,000,000	1,227,330
6.50%, 1/1/2016		60,000	72,781
6.50%, 1/1/2016		160,000	194,794
6.50%, 1/1/2016 (Insured; MBIA)		4,730,000	5,805,271
6.50%, 1/1/2016 (Insured; MBIA) (Prerefunded 1/1/2016)		17,935,000 a	21,835,145
5%, 1/1/2019 (Insured; FGIC)		10,000,000	10,750,900
North Hudson Sewer Authority, Sewer Revenue			
5.25%, 8/1/2019 (Insured; FGIC)		1,000,000	1,089,290
North Jersey District Water Supply Commission,			
Sewer Revenue (Wanaque South Project)			
6%, 7/1/2019 (Insured; MBIA)		2,000,000	2,379,080
Ocean County Pollution Control Financing Authority, PCR			
(Ciba Geigy Corp. Project) 6%, 5/1/2020		10,000,000	10,133,400
Port Authority of New York and New Jersey:			
Port, Airport, and Marina Improvements Revenue:			
(Consolidated Bond 119th Series)			
5.50%, 9/15/2016 (Insured; FGIC)		4,650,000	4,912,818
(Consolidated Bond 121st Series)			
5.375%, 10/15/2035 (Insured; MBIA)		14,950,000	15,813,063
(Consolidated Bond 124th Series)			
5%, 8/1/2019		1,000,000	1,028,120
Special Obligation Revenue			
(JFK International Air Terminal)			
6.25%, 12/1/2015 (Insured; MBIA)		5,000,000	5,816,200
Rahway, COP 5.625%, 2/15/2020 (Insured; MBIA)		600,000	669,744
Rahway Redevelopment Agency,			
Public Library Revenue			
5%, 10/15/2022 (Insured; FGIC)		3,580,000	3,790,504
South Jersey Transportation Authority, Transportation			
System Revenue 5%, 11/1/2033		2,500,000	2,572,750
Tobacco Settlement Financing Corp. 7%, 6/1/2041		5,485,000	5,402,396
Union County Improvement Authority, Revenue			
(Correctional Facility Project) 5%, 6/15/2022		3,155,000	3,322,720

Union County Utilities Authority, Solid Waste
    Revenue (Ogden Martin)
    5.375%, 6/1/2020 (Insured; AMBAC)
	4,990,000	5,191,097

University of Medicine and Dentistry 5.50%, 12/1/2027 (Insured; AMBAC)	15,425,000	16,764,198
West Deptford Township 5.50%, 9/1/2019 (Insured; FGIC)	1,800,000	2,048,112
West Orange Board of Education, COP 6%, 10/1/2024 (Insured; MBIA)	500,000	568,515
Western Monmouth Utilities Authority, Sewer Revenue 5.60%, 2/1/2014 (Insured; AMBAC)	2,190,000	2,261,635

U.S. Related --6.7%

Children's Trust Fund of Puerto Rico, Tobacco
    Settlement Revenue 5.75%, 7/1/2012
    (Prerefunded 7/1/2010)
	3,000,000 a	3,431,940

Commonwealth of Puerto Rico 5.65%, 7/1/2015 (Insured; MBIA)	2,000,000	2,355,340
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5.75%, 7/1/2041	17,000,000	18,661,070

Puerto Rico Housing Bank and Finance Agency,
    SFMR (Affordable Housing Mortgage)
    6.25%, 4/1/2029 (Guaranteed; FNMA, GNMA)
	270,000	277,868

University of Puerto Rico, University Revenues 5.375%, 6/1/2030 (Insured; MBIA)	3,450,000	3,542,253

Virgin Islands Public Finance Authority, Revenues,
    Gross Receipts Taxes Loan Note:
        6.375%, 10/1/2019
        6.50%, 10/1/2024
	2,000,000
	3,000,000
		2,273,920
		3,430,740

Total Long-Term Municipal Investments (cost $440,474,346)		**476,894,653**

Short-Term Municipal Investments--4.8%

New Jersey:

Gloucester Township Industrial Pollution Control Financing Authority, PCR, VRDN (Exxon Mobil Corp.) 1.57%	4,800,000 d	4,800,000

New Jersey Economic Development Authority,
    Revenue, VRDN:
        Economic Development (Foreign Trade Zone Project)
            1.65% (LOC; JPMorgan Chase Bank)
        Water Facilities (United Water of New Jersey)
            1.64% (Insured; AMBAC)
	
	14,775,000 d
	
	3,290,000 d
		
		14,775,000
		
		3,290,000

Rutgers State University, VRDN 1.58% (SBPA; Landesbank Hessen Thurgen)	1,500,000 d	1,500,000

Total Short-Term Municipal Investments

(cost $24,365,000)		**24,365,000**
TOTAL INVESTMENTS--100.0%		
(cost $464,839,346)	**98.8%**	**501,259,653**
CASH AND RECEIVABLES (NET)	**1.2%**	**6,207,438**
NET ASSETS	**100.0%**	**507,467,091**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities
   which are held in escrow and are used to pay principal and interest on the municipal
   issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security-the interest rate is subject to change periodically.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933.
  These securities may be resold in transactions exempt from registration,
   normally to qualified institutional buyers. These securities have been deemed to
   be liquid by the Investment Adviser. At September 30, 2004 these securities
   amounted to $21,565,465, 4.2% of net assets.

d Securities payable on demand. Variable rate interest- subject to periodic change.

e Securities valuation policies and other investment related disclosures are hereby
   incorporated by reference the annual and semi annual reports previously filed
   with the Securities and Exchange Commission on Form N-CSR.